CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MORGAN STANLEY. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

July 25, 2014

By U.S. Mail & Facsimile to (703) 813-6987

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley

Annual Report on Form 10-K for the fiscal year ended December 31, 2013

Filed February 25, 2014

Quarterly Report on Form 10-Q for the quarter ended March 31, 2014

Filed May 6, 2014

File No. 001-11758

Dear Ms. Hayes:

Morgan Stanley (the “Company”) is pleased to respond to your letter of July 3, 2014 concerning its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (“First Quarter Form 10-Q”).

For your convenience, we have restated your comments below.

Annual Report on Form 10-K for the fiscal year ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Comment:

1. In the questions and answers discussion for the announcement of 2013 earnings on January 17, 2014, your CEO discussed Morgan Stanley’s goal to 10% return on equity by the end of 2014. Similarly, in the strategic update included in the 8-K filed January 17, 2014, Mr. Gorman discussed the goal of increasing ROE for your Fixed Income & Commodities group above 10%. However, the Management’s Discussion and Analysis discussion does not discuss the actions you are taking to improve your ROE. For instance, in earnings calls your executives described your efforts to reduce expenses with the goal of attaining a 10% ROE. In future filings, please revise this discussion to identify the goal and the actions taken and expend to take to further the goal.

Response:

The Company will include a discussion of the ROE goal and the actions taken and expected to be taken to further achievement of the goal in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 (“Second Quarter Form 10-Q”). The Company respectfully submits that neither the Company’s earnings presentation dated January 17, 2014, nor Mr. Gorman’s discussions during the earnings call on that day stated that the ROE goal was intended to be achieved by the end of 2014. The ability of the Company to achieve the ROE goal on a sustainable basis will be dependent on several factors, some of which are in the Company’s control, while others are not.

Beginning with the Company’s Second Quarter Form 10-Q filing, the Company will provide the following disclosure:

The Company is aiming to improve its returns to shareholders with a goal of achieving a 10% or more return on average common equity excluding DVA, subject to the successful execution of its strategic objectives1.

The Company plans to progress toward achieving its Return on Equity goal through the following strategies. In the Wealth Management business, the Company plans to continue to improve profitability through cost discipline and revenue growth as reflected in a pre-tax margin target of 22-25% by year end 2015. In the Fixed Income and Commodities businesses, the Company plans to improve its Return on Equity to more than 10% by: optimizing the Commodities business through reducing exposure to physical commodities; pursuing, in the Fixed Income business, a more centralized decision-making process with more strategic resource allocation and a focus on expenses, leveraging technology, capital and balance sheet optimization; and continuing to reduce risk-weighted assets. Across the entire organization, the Company plans to pursue the following: executing its overall expense reduction plan and improving expense ratios; growing earnings through Morgan Stanley-specific opportunities, particularly with respect to deposit growth in its U.S. Banks2 and optimization of lending products; and prudently returning excess capital return to shareholders, as appropriate, and subject to regulatory approval.

[1]	References to definition of DVA and non-GAAP information under Regulation G will be included in other sections of the Second Quarter Form 10-Q.
[2]	Morgan Stanley Bank, N.A. and Morgan Stanley Private Bank, National Association represents the Company’s U.S. bank operating subsidiaries (“U.S. Banks”).

The Company’s Return on Equity goal and its related strategies are forward looking statements that may be materially affected by many factors including, among other things: macroeconomic and market conditions; legislative and regulatory developments; industry trading and investment banking volumes; equity market levels; interest rate environment; and litigation expenses. Given the uncertainties surrounding these and other factors, there are significant risks that the Company’s Return on Equity goal may not be realized, and actual results may differ from the goal and the differences may be material and adverse. Accordingly, the Company cautions that undue reliance is not to be placed on any of these forward-looking statements. See “Forward-Looking Statements” immediately preceding Part I, Item 1, and “Risk Factors” in Part I, Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 for additional information regarding these forward-looking statements. The return on average common equity is a non-GAAP financial measure that the Company considers to be a useful measure to the Company and investors to assess operating performance.

Comment:

2. Compensation and benefits expense is your largest single component of non-interest expense. We note you attribute the increase in compensation expense to “higher net revenues.” Please tell us, with a view towards future disclosure, the extent to which your compensation expense is a factor of set incentive or other contractual compensation formulae dependent on performance, including pre-determined percentages of group or company wide net revenues.

Response:

The Company’s compensation and benefits expense includes accruals for base salaries, formulaic programs, estimated discretionary incentive compensation, amortization of deferred cash and equity awards, changes in fair value of deferred compensation plan referenced investments and other items such as health and welfare benefits. The factors that drive compensation for the Company’s employees vary from quarter to quarter, segment to segment, and within a segment. For certain revenue-producing employees in the Company’s Wealth Management and Investment Management business segments, their compensation is largely paid on the basis of formulaic payouts that links their compensation to revenue. The compensation for the Company’s remaining employees is largely fixed in nature (e.g., base salary, benefits, etc.) and for certain employees, primarily in the Company’s Institutional Securities business segment, may also include incentive compensation that is determined following the assessment of the Company, business unit and individual performance.

Beginning with the Second Quarter Form 10-Q filing, the Company will disclose the significant factors that drive compensation for its employees.

Income Rate Risk Sensitivity on Income from Continuing Operations, page 121

Comment:

3. We note that you present your interest rate sensitivity assuming a 100bp and 200bp parallel increase in the yield curve. We note that in Q1 and Q2, rates have declined in the United States. Please tell us whether the company has evaluated the impact of a short term fall in interest rates and provide us with any downside calculations of your downside interest rate risk exposure.

Response:

The impact of an interest rate increase or decrease on income from continuing operations is reflected in two primary components: (i) trading revenue net of funding costs which is most relevant in the Company’s Institutional Securities business segment and is disclosed in the Company’s Value-At-Risk (“VaR”) disclosure; and (ii) non-trading net interest income, which is principally concentrated in the Company’s U.S. bank entities and is not reflected in the VaR disclosure. It is true that long-term interest rates have declined in 2014, but the Company’s one-year projected income from continuing operations is more sensitive to movements of short-term rates, which have remained near historical lows. As a result, we have presented the hypothetical impact on the Company’s income from continuing operations of parallel increases of 100 and 200 basis points on the yield curve, because there are greater risks presented with a rising rate environment in today’s low interest rate environment.

With regards to trading revenue net of funding costs, the Company discloses the risk of losses in its portfolio as a result of multiple changes in different market prices, upward and downward movements in rates, indices, volatilities, correlation and other market factors affecting the different market risk categories in its VaR disclosure. The Company believes that given the large number of VaR model inputs addressing different interrelated changes in asset prices as they affect the Company’s portfolio, the best and most meaningful way to present the impact of the changes in rates and other asset prices is in this VaR disclosure.

With respect to the non-trading net interest income component, the non-trading nature of the assets and liabilities in the Company’s U.S. bank entities means net interest income sensitivity is computed and analyzed by management for both upward and downward movements in the yield curve. As a result of the current low interest rate environment, the Company has assumed in these analyses that short-term rates reach zero but not lower in its interest rate downward sensitivity calculations. For your information, the hypothetical sensitivity to an instantaneous 100 basis point parallel decrease in the yield curve as of March 31, 2014 is a $[*] million reduction in the one-year net interest income attributable to the Company’s U.S. bank entities.

Beginning with the Company’s Second Quarter Form 10-Q filing, the Company will provide supplemental disclosure related to net interest income sensitivity to an instantaneous 100 basis point increase and decrease and a 200 basis point increase in the yield curve for activities related to its U.S. bank entities (and, depending upon levels of interest rates in the future, a 200 basis point decrease).

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 95

Comment:

4. In your market risk factors beginning on page 23 of the 10-K for the year ended December 31, 2013, you indicate that your business would be impacted by a decline in market rates. It appears that your operating results have increased as the overall market has increased, with higher revenue in your brokerage departments, and other activities and assets that have increased along with the equity markets resulting in earnings growth for the first quarter. We note that you provide a sensitivity analysis of the impact of a change in market rates on the value of some of your investments. Please tell us, with a view towards future disclosure, if you have evaluated the impact of a decline in the equity markets. For instance, if the markets declined 10% or 20% over a quarter, how would your revenues be impacted, particularly your brokerage revenues and investment holdings?

Response:

The Company’s First Quarter Form 10-Q includes certain disclosure to quantify the sensitivity of revenues to declines in equity markets. In the Company’s Quantitative and Qualitative Disclosures about Market Risk included in Part 1, Item 3, the Company disclosed VaR, which aggregates the response of the Company’s market-making inventory (principally in the Company’s Institutional Securities business segment) to individual market risk factors. VaR is attributed to multiple asset classes, including equity prices. In addition, as noted above in the staff’s comment, the Company also disclosed a sensitivity analysis for non-trading risk in the Company’s portfolio. This sensitivity analysis included the impact of a 10% decline in the value of its investment holdings, which are predominantly equity positions with long investment horizons.

With respect to the Company’s Wealth Management and Investment Management business segments, certain fee-based revenue streams are driven by the value of clients’ equity holdings. The overall level of revenues for those streams also depends on multiple additional factors that include, but are not limited to, the level and duration of the equity market decline, price volatility, the geographic and industry mix of client assets, the rate and magnitude of client investments and redemptions, and the impact of such market decline and price volatility on client behavior. Therefore, overall revenues do not correlate completely with changes in the equity markets.

While the Company believes that VaR is the best alternative for quantifying the sensitivity of its market making activities to equity market declines, beginning with the Company’s second quarter Form 10-Q filing, the Company will supplement its current disclosure to explain qualitatively the factors that can impact its Wealth Management and Investment Management business segment revenues when there are declines in equity markets as described above.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at (212) 761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Deputy Chief Financial Officer

cc:	Ruth Porat, Executive Vice President and Chief Financial Officer

Jeffrey M. Kottkamp, Deloitte & Touche LLP

Christian Windsor, Special Counsel, Securities and Exchange Commission